Exhibit (a)(5)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer is made solely by the offer to purchase dated June 7, 2004, and the related letter of transmittal and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the tender offer would not be in compliance with that jurisdiction’s laws. In those jurisdictions where the securities, blue sky or other laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by Georgeson Shareholder Securities Corporation or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

BLYTH, INC.

Up to 4,000,000 Shares of Its Common Stock

At a Purchase Price Not Greater Than

$35.00 Nor Less Than $30.00 Per Share

Blyth, Inc., a Delaware corporation (the “Company”), invites holders of its common stock, par value $0.02 per share (the “Shares”), to tender for cash up to 4,000,000 Shares at prices they specify within the range of $30.00 to $35.00 (the “Price Range”), net to the seller in cash, without interest, upon the other terms and subject to the conditions set forth in the offer to purchase dated June 7, 2004 (the “Offer to Purchase”) and the related letter of transmittal (which together constitute the “Offer”).

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON FRIDAY, JULY 9, 2004 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions as set forth in Section 7 of the Offer to Purchase.

The Company will determine a single per Share price within the Price Range that it will pay for the Shares properly tendered pursuant to the Offer (the “Purchase Price”). The Company will select the Purchase Price that will allow it to buy 4,000,000 Shares (or, such lesser number as are properly tendered and not properly withdrawn at prices within the Price Range) pursuant to the Offer, taking into account the total number of Shares so tendered and the prices specified by the tendering stockholders. The Company will buy all Shares properly tendered and not properly withdrawn at prices at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the “odd lot,” proration and conditional tender provisions of the Offer. For purposes of the Offer, the Company will be deemed to have accepted for payment and thereby purchased Shares that are properly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the depositary of acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the depositary of a certificate for such Shares (or timely confirmation of a book-entry transfer of such Shares into the depositary’s account at the book-entry transfer facility), a properly completed and duly executed letter of transmittal (or copy thereof), and any other required documents. The Company reserves the right, in its sole discretion, to purchase more than 4,000,000 Shares under the Offer, subject to applicable law.

If the number of Shares properly tendered on or before the Expiration Date at prices at or below the relevant Purchase Price and not properly withdrawn is greater than the number of such Shares to be accepted for payment by the Company pursuant to the Offer, the Company will accept Shares to be purchased in the following order of priority: first, Shares of odd lot holders who properly tender all Shares they beneficially own at or below the Purchase Price and do not properly withdraw them before the Expiration Date; second, on a pro rata basis from all other stockholders who properly tender at or below the purchase price selected by the Company, other than stockholders who tender conditionally and whose conditions are not satisfied; and third, only if necessary to permit the Company to purchase 4,000,000 Shares (or such greater number of Shares as the Company elects to purchase, subject to applicable law), from holders who have properly tendered Shares at or below the Purchase Price subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the Offer (for which the condition was not initially satisfied) by random lot, to the extent feasible.

The Company believes that the Offer is a prudent use of its financial resources given its business profile and assets and the current market price of the Shares, and that investing in its own Shares is an attractive use of capital and an efficient means to provide value to its stockholders. The Offer represents an opportunity for the Company to return cash to stockholders who elect to tender their Shares, while at the same time increasing non-tendering stockholders’ proportionate interest in the Company. The Company believes the Offer, if completed, will be accretive to earnings per share.

The Company’s Board of Directors has approved the Offer. However, neither the Company, its Board of Directors nor the co-dealer managers makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares, nor have they granted to any person the right to make such a recommendation. Each stockholder must individually make the decision whether to tender Shares and, if so, how many Shares to tender and at what price.

The Company reserves the right to extend the Offer at any time or from time to time, by giving oral or written notice of such extension to the depositary and making a public announcement of the extension.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and unless already accepted for payment, may also be withdrawn after 12:00 Midnight, New York City time, on Tuesday, August 3, 2004. A withdrawal of Shares will be effective only if the depositary receives a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover to the Offer to Purchase. A notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder (if different from that of the tendering stockholder), and the number of Shares to be withdrawn. If the certificate for Shares has been delivered or otherwise identified to the depositary, then, before the depositary releases such certificate, (a) the tendering stockholder must also submit the serial numbers of the certificates evidencing the Shares to be withdrawn; and (b) the signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (except for Shares tendered for the account of an eligible guarantor institution). If Shares have been tendered pursuant to the procedure for book-entry delivery set forth in the Offer to Purchase, the notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.

The Offer to Purchase and letter of transmittal contain important information which should be read before stockholders decide whether to accept or reject the Offer. They will be mailed to record holders of Shares and will be furnished to brokers, banks, and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholders’ list (or, if applicable, who are listed as participants in a clearing agency’s security position listing) for transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(l) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference in this notice.

Please contact thc information agent or Georgeson Shareholder Securities Corporation, the co-dealer manager, with any questions or requests for assistance. Please contact the information agent for additional copies of the Offer to Purchase, the related letter of transmittal, and othcr tender offer materials.

The Information Agent for the Offer is:

[Georgeson Shareholder Communications Inc. Logo]

17 State Street, 10th Floor

New York, New York 1004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll-Free: (800) 733-6860

The Dealer Managers for the Offer are:

Lane, Berry & Co.	Georgeson Shareholder Securities
International	Corporation

100 Federal Street, 33rd Floor	17 State Street, 10th Floor
Boston, Massachusetts 02110	New York New York 1004
Telephone: (617) 624-7000	Telephone: (212) 440-9800

June 9, 2004